Exhibit 12.1

Kellogg Company

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31, 2018	Fiscal Year Ended
(dollars in millions)		December 30, 2017	December 31, 2016	January 2, 2016	January 3, 2015	December 28, 2013
Fixed charges:
Interest expense, prior to amounts capitalized	$70	$260	$410	$231	$214	$237
Interest included in interest expense not related to third party indebtedness (interest on uncertain tax positions)	(3)	(2)	(2)	—	(3)	(4)
Portions of rental expense representing interest	12	48	59	63	59	58
Less: interest expense related to the early redemption of long-term debt	—	—	(153)	—	7	—

Total fixed charges (B)	$79	$306	$314	$294	$277	$291

Earnings before income taxes	$511	$1,674	$927	$773	$825	$2,606
Fixed charges	79	306	314	294	277	291
Interest on uncertain tax positions included in pre-tax income	3	2	2	—	3	4
Amortization of capitalized interest	1	3	3	3	3	3
Less: interest capitalized	—	(4)	(4)	(4)	(5)	(3)

Earnings before income taxes and fixed charges (A)	$594	$1,981	$1,242	$1,066	1,103	$2,901

Ratio of earnings to fixed charges (A/B)	7.5	6.5	4.0	3.6	4.0	10.0